Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following articles were published in the April 1, 2013 issue of American Way, American Airlines’ in flight magazine.

Vantage Point We’d love to hear what you think about our airline and our employees. Please write to us at www.aa.com/customerrelations Want to sign up for email notification of tom Horton’s column or to see past columns? Visit aa.com/americanway and click on “Vantage Point.” The New American air travel is more than just a business. to me, it is part of the American personality. the freedom of movement we provide - the ability to cross vast distances in remarkably short amounts of time - speaks to our frontier history and to the sense of adventure and love of exploration that are embedded in our country’s collective Dna. As many of you know, a few weeks ago American airlines and US airways announced plans to merge - to create America’s flag carrier, the new American airlines. This merger represents the next big step in the ongoing transformation of our company, which among other things includes the most dramatic fleet upgrade in our long history, a thorough modernization of the travel experience and the refreshing of our iconic brand. Let me tell you a little bit about what this merger will mean to you. First, and perhaps foremost, the combination of American and US airways will create the airline industry’s biggest and best global network, with roughly 6,700 daily flights to 336 cities in 56 countries around the world. In the United States, we will offer an unmatched level of connectivity and choice, as the US airways hubs in Philadelphia; Charlotte, N.C.; and Phoenix combine with American’s formidable presence in the key markets of New York, Los Angeles, Dallas/Fort Worth, Chicago and Miami. Internationally, the merger will further strengthen our service across both the Atlantic and the Pacific, while bolstering our industry-leading position in Latin America and the Caribbean. And of course, the merger will only strengthen one world, the industry’s premier global alliance. The new American will not only provide you with better, easier access to more places around the world - it will also deliver a superior travel experience. With a rock-solid foundation, we will have ample flexibility to invest in one of the most modern and efficient fleets in the industry, while simultaneously investing in cutting-edge technology and the products and services you value most. Between the two airlines, we have more than 600 brand-new aircraft on the way. The combining of our two companies is obviously great news for a advantage members, who, once the merger is completed, will have even more opportunities to earn and redeem miles across the new American network. and those of you who enjoy the service, comfort and amenities of our admirals Clubs will be glad to know that you will have access to the network of US airways clubs around the world too. So what happens now? We expect the merger to be completed in the third quarter of this year, and i encourage you to visit aa.com/arriving to keep up with our progress. As you can imagine, the integration of one airline into another is a very complex process. Achieving a smooth transition is going to require months of careful planning, training and hard work from people in dozens of departments at both carriers. While our plan is to integrate as quickly as possible, we are committed to getting it right, and that will take some time. For now, it’s business as usual. American and US airways remain separate companies, and you can continue to count on us to provide you with the excellent service and the safe, reliable travel experience you deserve. among our many other strengths, I believe the new American will have the best team - across the board - in the airline industry, and you can rest assured every member of that team is going to be working and thinking hard to assure a smooth transition as we create the world’s leading airline. With the merger of American airlines and US airways, we are ushering in a new and exciting era in the long, proud history of our company. and I’m reminded of something Charles Lindbergh - who, way back in 1926, flew for one of the small carriers that eventually merged to form American - wrote long ago: “We actually live, today, in our dream of yesterday, and living in those dreams, we dream again.” at American airlines, we have big dreams, and big plans, for the future - and we know you do too. Wherever your dreams are taking you today, I want to thank you for flying with us. Have a great trip! Tom Thomas Chairman W. Horton & CEO American airlines for more information on the merger, please refer to the information under the headings “Additional Information and Where To Find It” and “Cautionary Statement Regarding Forward-Looking Statements” on page 74 of this magazine. CHET SNEDDEN 8 April 01, 2013 AA.COM/AMERICANWAY

Bigger, better new American Doug Parker and Tom Horton answer questions at merger press conference. American and U.S. Airways approved a merger plan earlier this year. The agreement puts in place a strategy to create a premier global carrier, unifying a complementary route map that will bring American customers more destinations and more convenient travel options: The combined airline, which will keep the iconic American brand and name, will offer more than 6,700 daily flights to 336 destinations in 56 countries. “The combination … gives us a strong platform to provide our customers the most connected, comfortable travel experience available,” American’s Chairman and CEO Tom Horton said. To learn more, visit aa.com/arriving. For more information on the merger, please refer to the information under the headings “Additional Information and Where to Find It” and “Cautionary Statement Regarding Forward-Looking Statements” on page 74 of this magazine.

Merger Information Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www. aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/ Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/ or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. 74 APRIL 1, 2013 AA.COM/NAVIGATE